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SEC FILE NUMBER
001-09071

CUSIP NUMBER
055384200 055384101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BFC Financial Corporation

Full Name of Registrant

Former Name if Applicable
2100 West Cypress Creek Road

Address of Principal Executive Office (Street and Number)
Fort Lauderdale, Florida 33309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BFC Financial Corporation (“BFC”) intends to utilize the fifteen day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (the “SEC”) and expects to file its Annual Report on Form 10-K for the year ended December 31, 2009 on or prior to April 15, 2010.

This filing has been made in order for BFC to complete the preparation of its Annual Report on Form 10-K and audited financial statements for the year ended December 31, 2009. The delay in completing the preparation of BFC’s Annual Report on Form 10-K and audited financial statements for the year ended December 31, 2009 is primarily due to accounting and financial reporting complexities related to BFC’s previously-reported November 2009 purchase of additional shares of common stock of Bluegreen Corporation (“Bluegreen”) resulting in BFC having a controlling interest in Bluegreen. Based on its controlling interest in Bluegreen, BFC is required under generally accepted accounting principles (“GAAP”) to consolidate Bluegreen’s results for the interim period beginning on November 16, 2009, the share acquisition date, through December 31, 2009 in its financial statements. Further, in connection with such consolidation, BFC was required to determine the fair value of Bluegreen’s assets and liabilities as of the November 16, 2009 acquisition date. BFC previously indirectly held approximately 29% of Bluegreen’s common stock and was required under GAAP to report its interest in Bluegreen’s earnings or losses rather than consolidate Bluegreen’s results into its financial statements.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John K. Grelle	954	940-4900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a holding company, BFC’s results for the year ended December 31, 2009 primarily reflect the results of its subsidiaries and the companies in which it has its principal investments, including BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”), Bluegreen and Woodbridge Holdings, LLC (the successor by merger to Woodbridge Holdings Corporation, as described below). During the year ended December 31, 2009: (i) BFC consummated its merger with Woodbridge Holdings Corporation pursuant to which Woodbridge Holdings Corporation merged with and into a wholly owned subsidiary of BFC; (ii) BFC increased its ownership interest in BankAtlantic Bancorp as a result of its purchase of additional shares of BankAtlantic Bancorp’s Class A Common Stock in BankAtlantic Bancorp’s third quarter 2009 rights offering; and (iii) BFC acquired a controlling interest in Bluegreen, as described above.

BFC is providing the following preliminary financial information: For the year ended December 31, 2009, BFC’s net loss is estimated to be approximately $102.7 million, compared with a net loss of approximately $319.5 million for the year ended December 31, 2008. Included in BFC’s estimated net loss for the year ended December 31, 2009 is approximately $123.6 million of net loss attributable to noncontrolling interests, compared with approximately $260.6 million of net loss attributable to noncontrolling interests included in BFC’s net loss for the year ended December 31, 2008. BFC’s net income allocable to common stock is estimated to be approximately $20.1 million for the year ended December 31, 2009, compared with a net loss allocable to common stock of approximately $59.6 million for the year ended December 31, 2008. At December 31, 2009, BFC’s total assets are estimated to be approximately $6.0 billion and its total liabilities are estimated to be approximately $5.6 billion, compared with total assets of approximately $6.4 billion and total liabilities of approximately $6.0 billion at December 31, 2008.

FORWARD-LOOKING INFORMATION

Except for historical information contained herein, the matters discussed in this Notification of Late Filing on Form 12b-25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. Statements that are not historical facts, including statements that are preceded by, followed by or that include the words “believes,” “anticipates,” “plans,” “expects” or similar expressions and statements, are forward-looking statements. BFC’s estimated or anticipated results, performance or other non-historical facts are forward-looking and reflect BFC’s current perspective on existing trends and information. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the current expectations of BFC and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond BFC’s control. These risks and uncertainties include the risk that BFC’s actual results and financial condition as of, and for the year ended, December 31, 2009 may differ from the preliminary financial information contained in this Notification of Late Filing on Form 12b-25 and the risk that BFC may be unable to file its Annual Report on Form 10-K within the fifteen day extended filing deadline. For additional information regarding these and other risks associated with BFC’s business, readers should refer to BFC’s Annual Report on Form 10-K for the year ended December 31, 2008 as well as other reports filed from time to time with the Securities and Exchange Commission. Unless required by law, BFC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BFC Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By:	/s/ John K. Grelle

John K. Grelle
Executive Vice President and Chief Financial Officer